Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

October 13, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jim O’Connor

Capitol Series Trust (the “Registrant”)

SEC File No.811-22895

Dear Mr. O’Connor:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 7 (“PEA No. 7”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2015 (accession number 0001193125-15-264241), for the purpose of adding a new series to the Trust, the Fuller & Thaler Behavioral Core Equity Fund (the “Fuller & Thaler Fund”). PEA No. 7 is scheduled to become effective with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”) on October 11, 2015.

Prospectus

Comment 1. Given subsequent disclosure about investing in ETFs as a principal investment strategy, please consider if a line item for acquired fund fees and expenses should be included in the Fund’s fee table.

Response: Acquired fund fees and expenses have not been included in the fee table calculations because the Fuller & Thaler Fund has no immediate plans to hold exchange-traded funds (“ETFs”). Consistent with the Predecessor Fund’s principal investment strategy, the language has been included in the Fuller & Thaler Fund’s principal investment strategy to allow the Fund the capability to invest in ETFs in the future.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Capitol Series Trust

SEC File No. 811-22895

Comment 2. In footnote 1 to the Fund’s fee table, please indicate where (page number) “certain circumstances” are detailed in the Prospectus with respect to waiving the CDSC for A Shares. Please include in your response how long shares have to be held to eliminate the charge.

Response: Footnote 1 to the Fund’s fee table has been revised to read as follows: “For Class A shares, a CDSC may be imposed, subject to certain exceptions, if you purchase $1,000,000 or more shares (and therefore pay no initial sales charge) and then redeem those shares during the first 18 months after your initial purchase. See “Classes of Shares – A Shares” for additional information.”

Comment 3. Please use expenses from the predecessor fund’s most recent fiscal year in the Fund’s fee and expense table.

Response: We believe the Fund’s fee table should reflect the management fees and estimated other expenses of each Fund class for the Fund’s initial fiscal year and not those of the Predecessor Fund as reflected in its November 30, 2014 annual report. First, three different classes of the Predecessor Fund are expected to reorganize with and into the Fund’s Class A shares. Accordingly, there are no “other expenses” reported by the Predecessor Fund that specifically correspond to the Fund’s Class A shares. Second, the contractual management fees for the Fund’s current fiscal year are equal to 0.60% of the Fund’s average daily net assets and the contractual management fees for the Predecessor Fund for its fiscal year ended November 30, 2014 were 0.40% of that fund’s average daily net assets. While we expect the Fund’s other expenses for its initial fiscal year to be lower than the Predecessor Fund’s other expenses reported for the fiscal year ended November 30, 2014, using the Predecessor Fund’s management fees will result in the reporting of Total Annual Fund Operating Expenses that are materially lower than what are expected to be realized by the Fund’s Institutional and Select Class shares. Finally, it is estimated that the Fund’s assets have decreased by approximately 70% since the Predecessor Fund’s November 30, 2014 fiscal year end. Due to this asset decline, the presentation of historical operational expenses would also result in the reporting of Total Annual Operating Expenses that are materially lower than what are expected to be realized by the Institutional and Select Classes.

Comment 4. Please indicate that the portfolio turnover referenced for the Fund is that of the Predecessor Fund.

Response: The requested information has been updated accordingly.

Comment 5. Please consider editing the Fund’s principal investment strategy in plain English for clarity.

Response: The Registrant has updated the disclosure in the Fund’s principal investment strategy consistent with the Registrant’s Pre-Effective Amendment Proxy Statement filed on Form N-14(a) with the SEC on September 18, 2015, and declared effective on September 21, 2015,

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Capitol Series Trust

SEC File No. 811-22895

which addressed SEC comments received (the “N-14”). The Registrant believes the disclosure provided in the referenced section is sufficient and is in all material respects similar to the Predecessor Fund’s principal investment strategy.

Comment 6. Please confirm if the Predecessor Fund is currently invested in REITs and ETFs.

Response: The Predecessor Fund is not currently invested in REITs and ETFs, but does have the ability to invest in these types of securities consistent with the disclosure in its principal investment strategy.

Comment 7. Please provide more information about the risks of investing in equities.

Response: Expanded discussion with regard to equity securities risk can be found in the section titled “Additional Information Regarding Principal Risks.”

Comment 8. Please confirm if the Fund intends to concentrate investments in terms of the definition of concentration applicable to open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., the Fund may not invest more than 25% of the value of its net assets.

Response: The Fund does not intend to concentrate its investments.

Comment 9. Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets valued at cost - not at market. The 1940 Act does not define an illiquid asset, but the staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued it. Additionally, please disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit on illiquid securities. See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 18612 (March 20, 1992). See also Merrill Lynch Money Markets Inc. (pub. avail. January 14, 1994). In the event this limit is exceeded, however, the Fund is permitted to reduce its holdings of illiquid securities in an orderly fashion. See Investment Company Act Release No. 18612 (March 20, 1992).

Response: The Registrant believes the Fund’s disclosure with respect to investment in illiquid assets is consistent with the 1940 Act and SEC guidance. The Board monitors the Fund’s investment in illiquid assets by reviewing quarterly reports on liquidity.

Comment 10: In the section titled “Tax Information,” please replace the word “withdraw” with “withdrawal” in the following sentence:

“You should be aware that investments in tax-deferred accounts may be taxable at withdrawal.”

Response: The requested change has been incorporated.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Capitol Series Trust

SEC File No. 811-22895

Comment 11. In the section titled “Investment Objective Updates,” please update the disclosure consistent with a singular Fund.

Response: The requested change has been incorporated.

Comment 12. In the section titled “Additional Information Regarding Principal Risks,” please clarify what is meant by “the types of investments made by the Fund may change over time” in the following sentence:

“The Fund may be subject to additional risks other than those described below because the types of investments made by the Fund may change over time.”

Response: The disclosure has been deleted.

Comment 13. In the disclosure for Equity Securities Risk, please clarify the impact of currency exchange rates as referenced in the disclosure below to the Fund’s investments in U.S. companies.

“The value of a company’s equity securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates or adverse circumstances involving the credit markets.”

Response: The disclosure has been updated as follows:

“The value of a company’s equity securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or adverse circumstances involving the credit markets.”

Comment 14. Please consider updating the disclosure for Focused Investment Risk with regard to the references to foreign currency given the Fund invests primarily in U.S. stocks. In addition, please consider editing the disclosure consistent with plain English for clarity.

Response: The disclosure has been updated accordingly.

Comment 15. Please consider whether the following sentence as referenced in the disclosure for Liquidity Risk is applicable to the Fund’s investment strategy.

“Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, Rule 144A securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.”

Response: The disclosure has been deleted.

Comment 16. Please consider whether the following sentence as referenced in the disclosure for Management Risk is applicable.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Capitol Series Trust

SEC File No. 811-22895

“To the extent the Adviser employs quantitative models, whether proprietary or maintained by third parties, there can be no assurance that such models will behave as expected in all market conditions, including due to deviations between expected and actual relationships among variables.”

Response: The Registrant believes the disclosure is appropriate.

Comment 17. In the disclosure relating to REITs and Real Estate-Related Investment Risk, please disclose that to the extent the Fund invests in REITs, the Fund’s distributions may be taxable as ordinary income to investors because most REIT distributions come from mortgage interest and rents. For this reason the Fund’s distributions may be taxed at the 35% ordinary income rate, rather than qualifying for the 20%/15% rates on qualified dividend accounts.

Response: The Fund’s tax disclosure has been updated accordingly.

Comment 18. In the disclosure relating to REITs and Real Estate-Related Investment Risk, please disclose that investors will incur two levels of fund expenses when the Fund invests in REITs. Please also confirm that fees associated with the Fund’s investing in REITs will be included in the “other expenses” line of the fee table.

Response: The disclosure has been updated accordingly. At such time as the Fund invests in REITs, expenses associated with those investments will be included in the “other expenses” line of the Fund’s fee table, as appropriate.

Comment 19. Please consider adding disclosure regarding the Board’s approval process and oversight role with regard to Rule 12b-1 Plans.

Response: The Registrant believes the disclosure is consistent with the requirements of Form N-1A. Disclosure relating to the Board’s oversight of the Registrant’s operations can be found in the Fund’s Statement of Additional Information.

Comment 20. Please confirm that the service agents referenced in the disclosure below in the section titled “Service Fees – Select Shares” are authorized representatives under Rule 22c-1 of the 1940 Act.

“Institutional Shares and Select Shares of the Fund may be offered through certain brokers and financial intermediaries (“service agents”) that have established a shareholder servicing relationship with respect to the Fund on behalf of their customers.”

Response: The Registrant confirms that the service agents referenced above are authorized representatives under Rule 22c-1 of the 1940 Act.

Comment 21. In the sections titled “How to Buy Shares” and “How to Redeem Shares” please clarify that where a person is designated in the prospectus as “authorized to consummate

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Capitol Series Trust

SEC File No. 811-22895

transactions,” the Fund is required to do so at a price based on NAV next computed after the authorized representative’s receipt of the order to buy or sell. Please see Rule 22c-1 under the 1940 Act.

Response: The Registrant has updated the disclosures accordingly.

Comment 22. Please describe how the Fund complies with Rule 22c-2 under the 1940 Act which requires all mutual funds to impose a 2 percent fee on the redemption proceeds of shares redeemed within 5 days of their purchase.

Response: Consistent with Rule 22c-2(a)(1)(ii), the Registrant’s Board determined that a redemption fee is not necessary for the Fund.

Statement of Additional Information

Comment 23. The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please disclose the Fund’s derivative policies in the prospectus in substantial conformity with this guidance. This disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response: Investing in derivatives is not a principal investment strategy of the Fund. The Registrant believes the Fund’s disclosure in the Statement of Additional Information with respect to investing in derivatives is consistent with the guidance of the Division of Investment Management as referenced above.

Comment 24. In the section titled “Borrowing,” please consider striking the word “administrative” from the disclosure referenced below

“This borrowing may be secured or unsecured. Provisions of the 1940 Act require a Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary ~~administrative~~ purposes. Any borrowings for temporary ~~administrative~~ purposes in excess of 5% of the Fund’s total assets must maintain continuous asset coverage.”

Response: The disclosure has been updated accordingly.

Comment 25. In the section titled “Borrowing,” please consider updating the disclosure to reflect the Fund may be required to sell some of its portfolio holdings within three business days.

“If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three business days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if the Fund sells holdings at that time.”

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Capitol Series Trust

SEC File No. 811-22895

Response: The disclosure has been updated accordingly.

Comment 26. With regard to paragraph 7) of the Fund’s fundamental limitations, please state the restrictions that will be applied to entering into repurchase agreements and lending portfolio securities.

Response: The following additional disclosure has been added to the end of the “Fundamental Limitations” section of the Statement of Additional Information: “For purposes of the fundamental limitation regarding loans, the Fund may enter into repurchase agreements, lend securities and acquiring debt obligations as permitted under the 1940 Act.”

Comment 27. Please update the following language in the section titled “Fundamental Limitations,” consistent with Section 18(f)(1), i.e. it is unlawful to fall below 300%.

“Currently, under the 1940 Act, the Fund generally is not permitted to engage in borrowings unless immediately after a borrowing the value of the Fund’s total assets less liabilities (other than the borrowing) is at least 300% of the principal amount of such borrowing (i.e., such principal amount may not exceed 33 1/3% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its shares unless, at the time of such declaration, the value of the Fund’s total assets, less liabilities other than borrowing, is at least 300% of such principal amount.”

Response: The disclosure has been updated accordingly.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Capitol Series Trust

SEC File No. 811-22895

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

cc:	Mr. John Swhear, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.